Exhibit 99-50

November 2, 2004

FILED VIA SEDAR

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Chap Mercantile Inc. – Notice of Change in Year End

We are hereby notifying you in accordance with the requirements of Section 4.8(2) of National Instrument 51-102 that Chap Mercantile Inc. (the “Company”) has decided to change its year end from its current year end date of August 31 to a new year end date of December 31.

The reasons why the Company wishes to change its year end to December 31 are as follows: (a) most of the Company’s competitors have a December 31 year end and the Company wishes to have the same year end in order that its financial results are released at the same time as other companies within the mining industry; and (b) the Company’s parent company, Wheaton River Minerals Ltd., has a December 31 year end.

Based on a change of year end from August 31 to December 31, the Company will have a transition year of four months, from September 1, 2004 through December 31, 2004, and the Company’s new financial year will commence on January 1, 2005 and end on December 31, 2005.

The following table sets forth the length of the periods, the ending date of the periods, including the comparative periods, and the filing deadlines for the Company’s interim and annual financial statements to be filed during its transition year and the new financial year.

Transition Year – Four Months Ended December 31, 2004

Length of Period	Ending Date of Period	Comparative Periods	Filing Deadline
12 months audited financial statements	August 31, 2004	12 months audited financial statements ended August 31, 2003 and 2002	January 18, 2005
Four months audited financial statements	December 31, 2004	12 months audited financial statements ended August 31, 2004 and 2003	March 31, 2005

New Financial Year – January 1, 2005 to December 31, 2005

Fiscal Quarter	Length of Period	Ending Date of Period	Comparative Periods
	Number of months (Qtr/YTD)		Number of months (Qtr/YTD)
QI	3	March 31, 2005	3	February 29, 2004
Q2	3/6	June 30. 2005	3/6	May 31, 2004
Q3	3/9	September 30, 2005	3/9	August 31, 2004
Audited financial statements	12	December 31, 2005	4 and 12	Four months audited financial statements ended December 31, 2004 and 12 months audited financial statements ended August 31, 2004

We trust the foregoing is satisfactory. Should you have any questions or concerns with respect to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

Peter Barnes

Executive Vice President

and Chief Financial Officer

Chap Mercantile Inc.